Filed Pursuant to Rule 424(b)(3)

Registration No. 333-158666

PROSPECTUS SUPPLEMENT NO. 7

(to Prospectus dated July 23, 2009)

KAR AUCTION SERVICES, INC.

$150,000,000 Floating Rate Senior Notes Due 2014

$450,000,000 8 3/4% Senior Notes Due 2014

$425,000,000 10% Senior Subordinated Notes Due 2015

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 2, 2009. You should read this Prospectus Supplement No. 7 in connection with the prospectus, dated July 23, 2009, including the prospectus supplements dated August 12, 2009, September 11, 2009, October 14, 2009, October 28, 2009, November 3, 2009 and November 9, 2009. This Prospectus Supplement No. 7 is qualified by reference to the prospectus, including the prospectus supplements dated August 12, 2009, September 11, 2009, October 14, 2009, October 28, 2009, November 3, 2009 and November 9, 2009, except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained therein.

SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS, UNDER ITEM 1A IN THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008 AND UNDER ITEM 1A IN THE QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009 FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and may be used by Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. may act as principal or agent in these transactions. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

GOLDMAN, SACHS & CO.

December 2, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2009 (November 30, 2009)

KAR Auction Services, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	333-148847	20-8744739
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

13085 Hamilton Crossing Boulevard

Carmel, Indiana 46032

(Address of principal executive offices) (Zip Code)

(800) 923-3725

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On November 30, 2009, KAR Auction Services, Inc. (the “Company”) issued a press release announcing the commencement of its initial public offering of common stock.

In addition, on November 30, 2009, the Company issued a press release announcing the commencement of a cash tender offer for its 10% Senior Subordinated Notes due 2015, its 8 3/4% Senior Notes due 2014 and its Floating Rate Senior Notes due 2014.

Copies of the Company’s respective press releases announcing the commencement of its initial public offering and the commencement of its tender offer are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and incorporated herein by reference in their entirety.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press release of KAR Auction Services, Inc., dated November 30, 2009

99.2	Press release of KAR Auction Services, Inc., dated November 30, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 2, 2009	KAR Auction Services, Inc.

/s/ Rebecca C. Polak
Rebecca C. Polak
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of KAR Auction Services, Inc., dated November 30, 2009

99.2	Press release of KAR Auction Services, Inc., dated November 30, 2009

Exhibit 99.1

November 30, 2009 For Immediate Release Eric Loughmiller Executive Vice President and Chief Financial Officer 317-249-4254 eric.loughmiller@karauctionservices.com

KAR Auction Services Commences Initial Public Offering of Common Stock

Carmel, IN— KAR Auction Services, Inc. (the “Company”) today announced that it has commenced an initial public offering of 23,000,000 shares of its common stock. All shares included in the initial public offering are being sold by the Company. The estimated range for the initial public offering price is $15.00 to $17.00 per share. The shares are expected to be approved for listing on the New York Stock Exchange under the ticker symbol “KAR.” The Company has granted the underwriters a 30-day option to purchase up to an additional 3,450,000 shares of common stock on the same terms and conditions.

The Company intends to use the net proceeds from the offering to repay and/or repurchase amounts under one or more of its 10% Senior Subordinated Notes due 2015, 8 3/4% Senior Notes due 2014 and Floating Rate Senior Notes due 2014. The Company also intends to use the net proceeds from the offering, together with approximately $200 million of cash on hand, to repay $250 million of outstanding borrowings under its senior secured term loan, pay $3.6 million of senior secured term loan amendment fees and pay $10.5 million of termination fees to its equity sponsors in connection with the termination of its financial advisory agreements with each of them.

Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, BofA Merrill Lynch and J.P. Morgan will act as the joint bookrunners for the offering. Barclays Capital and BMO Capital Markets will act as lead managers for the offering. Baird, Barrington Research, BB&T Capital Markets, RBC Capital Markets and Stephens Inc. will act as co-managers for the offering. The offering will be made only by means of a prospectus, copies of which may be obtained from Goldman, Sachs & Co. at Prospectus Department, 85 Broad Street, New York, New York 10004 (facsimile: 212-902-9316; email: prospectus-ny@ny.email.gs.com); or Credit Suisse Securities (USA) LLC, One Madison Avenue 1B, New York, New York 10010, Attention: Prospectus Department, or by calling (800) 221-1037.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About KAR Auction Services

KAR Auction Services, Inc. is the holding company for ADESA, Inc., a leading provider of wholesale used vehicle auctions whose operations span North America with 62 used vehicle sites, Insurance Auto Auctions, Inc., a leading salvage auto auction company whose operations span North America with 152 sites and Automotive Finance Corporation, a leading provider of floorplan financing to independent and franchised used vehicle dealers with 87 sites across North America.

This press release may include information that could constitute forward-looking statements. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company’s Securities and Exchange Commission filings. Past results of the Company are not necessarily indicative of its future results. The Company does not undertake any obligation to update any forward-looking statements.

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Exhibit 99.2

November 30, 2009 For Immediate Release Eric Loughmiller Executive Vice President and Chief Financial Officer 317-249-4254 eric.loughmiller@karauctionservices.com

KAR Auction Services Announces Tender Offer for the Company’s Outstanding Notes

Carmel, IN— KAR Auction Services, Inc. (the “Company”) today announced that it commenced a cash tender offer for an aggregate principal amount of its 10% Senior Subordinated Notes due 2015 (CUSIP No. 48238QAF2) (the “First Priority Notes”), its 8 3/4% Senior Notes due 2014 (CUSIP No. 48238QAE5) (the “Second Priority Notes”) and its Floating Rate Senior Notes due 2014 (CUSIP No. 48238QAD7) (the “Third Priority Notes” and together with the First Priority Notes and the Second Priority Notes, the “Notes”) such that the maximum aggregate consideration for Notes purchased in the tender offer, excluding accrued and unpaid interest, will be $276,800,000; provided, however, that under certain circumstances as described in the Offer to Purchase (as defined below), such maximum aggregate consideration may be $113,175,000. The terms and conditions of the tender offer are described in an Offer to Purchase, dated November 30, 2009 (the “Offer to Purchase”), and a related Letter of Transmittal, which are being sent to holders of Notes.

CUSIP Number	Title of Security	Acceptance Priority Level	Aggregate Principal Amount Outstanding	Late Tender Offer Consideration(1)	Early Tender Premium(1)	Total Tender Offer Consideration(1)
48238QAF2	10% Senior Subordinated Notes due 2015	1	$425,000,000	$1,040	$40	$1,080
48238QAE5	8 3/4% Senior Notes due 2014	2	$450,000,000	$1,020	$40	$1,060
48238QAD7	Floating Rate Senior Notes due 2014	3	$150,000,000	$900	$40	$940

(1)	Per $1,000 principal amount of Notes accepted for purchase.

Holders of Notes must validly tender and not validly withdraw their Notes on or before 5:00 p.m., New York City time, on December 11, 2009, unless extended (such date and time, as the same may be extended, the “Early Tender Date”) in order to be eligible to receive the applicable Total Tender Offer Consideration. Holders of Notes who validly tender their Notes after the Early Tender Date and on or before the Expiration Date (as defined below) will be eligible to receive only the applicable Late Tender Offer Consideration, which is equal to the applicable Total Tender Offer Consideration minus the applicable Early Tender Premium, as set forth in the table above. In addition to the applicable Tender Offer Consideration, holders whose Notes are accepted for purchase in the tender offer will receive accrued and unpaid interest to, but excluding, the date on which the tender offer is settled, which currently is expected to be December 29, 2009.

The tender offer will expire at 11:59 p.m., New York City time, on December 28, 2009, unless extended (such date and time, as the same may be extended, the “Expiration Date”). As set forth in the Offer to Purchase, validly tendered Notes may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on December 11, 2009, unless extended.

The consummation of the tender offer is subject to the satisfaction of certain conditions, including, without limitation, the consummation of the initial public offering of the Company’s common stock (the “IPO Condition”) and an aggregate principal amount of 10% Senior Subordinated Notes due 2015 equal to at least $191,250,000 being validly tendered as of the Early Tender Date (the “Minimum Condition”). The Company reserves the right, in its sole discretion, to waive any and all conditions to the tender offer with respect to one or more tranches of Notes (including, without limitation, the Minimum Condition).

If the Minimum Condition is satisfied as of the Early Tender Date, the aggregate principal amount of each tranche of Notes that is purchased in the tender offer will be based on the Acceptance Priority Level for such tranche as set forth in the table above, subject to the terms of the Offer to Purchase.

If the Minimum Condition is not satisfied as of the Early Tender Date, no Notes will be purchased in the Tender Offer, unless the Company waives (in whole or in part), in its sole discretion, the Minimum Condition, subject to the terms of the Offer to Purchase.

If the Minimum Condition is not satisfied as of the Early Tender Date, the Company may waive the Minimum Condition in whole, such that the Company proceeds with the tender offer with respect to all three tranches of Notes. In that event, the Company will accept for purchase all validly tendered Notes based on the Acceptance Priority Level as if the Minimum Condition had been satisfied. Alternatively, if the Minimum Condition is not satisfied as of the Early Tender Date, the Company may waive the Minimum Condition in part, such that the Company will not purchase any First Priority Notes in the tender offer and the maximum aggregate consideration, excluding accrued and unpaid interest, for Second Priority Notes and Third Priority Notes purchased in the tender offer will be $113,175,000.

The Company’s obligations to accept any Notes tendered and to pay the applicable consideration for them are set forth solely in the Offer to Purchase and the related Letter of Transmittal. This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes. The tender offer is made only by, and pursuant to the terms of, the Offer to Purchase, and the information in this news release is qualified by reference to the Offer to Purchase and the related Letter of Transmittal. Subject to applicable law, the Company may amend, extend, waive conditions to or terminate the tender offer.

Goldman, Sachs & Co. and RBC Capital Markets Corporation are the Dealer Managers for the tender offer. Persons with questions regarding the tender offer should contact Goldman, Sachs & Co. at (212) 357-4692 or (toll-free) (800) 828-3182 (Attention: Liability Management Group) or RBC Capital Markets Corporation at (212) 618-2205 (Attention: High Yield Capital Markets). Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other related materials should be directed to Global Bondholder Services Corporation, the Information Agent and Depositary for the tender offer, at (212) 430-3774 (for banks and brokers only) or (866) 470-4300 (for all others and toll-free).

About KAR Auction Services

KAR Auction Services, Inc. is the holding company for ADESA, Inc., a leading provider of wholesale used vehicle auctions whose operations span North America with 62 used vehicle sites, Insurance Auto Auctions, Inc., a leading salvage auto auction company whose operations span North America with 152 sites and Automotive Finance Corporation, a leading provider of floorplan financing to independent and franchised used vehicle dealers with 87 sites across North America.

This press release may include information that could constitute forward-looking statements. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company’s Securities and Exchange Commission filings. Past results of the Company are not necessarily indicative of its future results. The Company does not undertake any obligation to update any forward-looking statements.

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